*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Sientra, Inc.

in connection with Registration Statement

on Form S-1 initially filed on September 19, 2014

C. Thomas Hopkins	VIA EDGAR AND FEDEX
T: + 1 310 883 6417
thopkins@cooley.com

October 6, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.
Washington, D.C. 20549
Attn:     Amanda Ravitz

Tom Jones

Geoff Kruczek

David Burton

Lynn Dicker

Re:                        Sientra, Inc.
Registration Statement on Form S-1
Filed September 19, 2014
File No. 333-198837

Dear Ms. Ravitz:

On behalf of our client, Sientra, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 14, 2014 (the “Comment Letter”), relating to the Company’s confidential draft registration statement on Form S-1 submitted to the Commission on July 18, 2014, which was subsequently amended in response to the Comment Letter and submitted on August 27, 2014, which was further amended and filed with the Commission on September 19, 2014 (the “Registration Statement”).  In this letter, we are responding only to comment number 10 in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.  In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it.  In such an event, we request that you telephone the undersigned rather than rely upon the U.S. mail for such notice.  The address and telephone number for C. Thomas Hopkins, the responsible representative, is c/o Cooley LLP, 1333 2nd Street, Suite 400, Santa Monica, California 90401, telephone number (310) 883-6417.

1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM

October 6, 2014

Staff Comment from the Comment Letter and Company Response

Stock-Based Compensation, page 63

1.         We note that in determining the fair value of your common stock you based it on the Option Pricing Method for the October 8, 2013 option grants and the Probability-Weighted Expected Return Method for the April 24, 2014 option grants. Please progressively bridge for us the fair value per share determinations in each valuation to the current estimated IPO price per share.

Response:

Historically, the fair value of the common stock underlying the Company’s stock-based awards has been determined on each grant date by the Company’s board of directors (the “Board”), with input from management, using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation (the “Practice Aid”). All options to purchase shares of the Company’s common stock were intended to be granted with an exercise price per share no less than the fair value per share of the Company’s common stock underlying those options on the date of grant.  The Company’s discussion of stock-based compensation is primarily contained in the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Stock-Based Compensation” (the “Section”).

As described in the Section, in the absence of a public trading market for the Company’s common stock, on each grant date the Board, with input from management, considered various objective and subjective factors identified in the Registration Statement, including the conclusions of recent valuations of its common stock by an independent third-party valuation specialist, to determine the fair value of the Company’s common stock.  For purposes of the option grants described in the Section, the Board considered independent third-party appraisals of the fair value of the Company’s common stock as of December 31, 2012, December 31, 2013 and June 30, 2014 that were performed using methodologies, approaches and assumptions consistent with the Practice Aid.

December 31, 2012 Valuation

In accordance with the Practice Aid, the December 31, 2012 valuation appraisal used the income approach and the market approach to estimate an enterprise value.  The option pricing method (“OPM”) was then utilized to allocate the enterprise value to the Company’s common stock.

1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM

October 6, 2014

The income approach was used to estimate a range of enterprise value by taking into account the financial projections of management and a terminal value based on an assumed exit in 2016, with a discount to present value.  The market approach was used to estimate a range of enterprise value by comparing the Company with similar publicly traded companies.  Equal weightings were assigned to the indicated range of equity values under each approach.

The aggregate equity value was allocated to the various classes of preferred and common stock using the OPM.  Under the OPM, the fair value of the common stock is estimated as the net value of a series of call options, representing the present value of the expected future returns to the common stockholders.  In addition, a 30% discount was applied for lack of marketability (“DLOM”) to reflect that the Company’s shares were not traded in an efficient, liquid market into which the shares could be readily sold and that no liquidity event was assumed for three years. At the time, the Company had commenced sales of its breast implants and breast tissue expanders (“Breast Products”).  However, no exit scenario was likely or being pursued. The resulting range of fair value of the Company’s common stock as of December 31, 2012 was determined to be $1.03 per share to $1.30 per share.

October 8, 2013 Grants

From June 30, 2013 to December 31, 2013, the Board granted options only on October 8, 2013 to purchase 35,500 shares of common stock at an exercise price of $1.30 per share, which price the Board determined to be the fair value of the Company’s common stock as of the grant date.  This determination was based on consideration of the objective and subjective factors described in the Section, including the December 31, 2012 valuation. In considering the December 31, 2012 valuation, the Board concluded that no significant internal or external value-generating events had taken place since the date of valuation and that none were expected to occur in the near term. At this time the Company still had not yet determined that an IPO was the optimal strategy. To adopt a conservative position, the Board determined the fair value of the Company’s common stock at October 8, 2013 to be at the high end of the range of fair value from the December 31, 2012 valuation.

December 31, 2013 Valuation

The Company had preliminary discussions with various investment banks at the end of the fourth quarter of 2013 regarding the possibility of pursuing an IPO, and, as a result and in accordance with the Practice Aid, the Company believed it was appropriate to use the probability-weighted expected return method (“PWERM”) for purposes of the December 31, 2013 valuation.   The Company identified the following scenarios for purposes of the PWERM:  (1) a near term IPO occurring at the end of October 2014, with a 45% probability weighting, (2) a medium term IPO occurring at the end of March 2015, with a 25% probability weighting, (3) a long term IPO occurring at the end of September 2015, with a 15% probability weighting, (4) a merger and acquisition occurring at the end of June 2016, with a 10% probability weighting and (5) a dissolution occurring at the end of June 2016, with a 5% probability weighting.  For each IPO scenario, the Company used a “high value” based on input from management and investment bankers’ preliminary value indications, with the “low value” based on a 10% downward adjustment from the “high value”. Given the Company had not yet appointed underwriters and initiated an IPO process, the Company considered a 45% near term IPO probability to be a reasonable assumption for the December 31, 2013 valuation.  In addition, the Company applied a present value discount for each scenario of 30%, and a DLOM of 15%.

1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM

October 6, 2014

As part of this determination, the Board also considered the other objective and subjective criteria identified in the Section, including any internal and external value-generating events that occurred between December 31, 2012 and December 31, 2013. Among these was the significant growth in the Company’s full year of net sales in the aggregate for 2013 compared with 2012, as described in the Registration Statement.

As a result of the above analysis, the resulting range of fair value of the Company’s common stock as of December 31, 2013 was determined to be $3.81 per share to $4.24 per share.

April 24, 2014 Grant

From December 31, 2013 through April 24, 2014, the Board granted options on April 24, 2014 to purchase 427,500 shares of common stock at an exercise price of $4.00 per share, which price the Board determined to be the fair value of the Company’s common stock as of the grant date.  This determination was based on consideration of the objective and subjective factors described in the Section, including the December 31, 2013 valuation.

As part of this determination, the Board concluded that no significant internal or external value-generating events had taken place since the December 31, 2013 valuation through April 24, 2014 and none were expected to occur in the near term. While the Company appointed underwriters to advise on its IPO and had an IPO organizational meeting in March 2014, the Company had suspended its preparation for an IPO in April 2014 to consider a separate strategic transaction.  Accordingly, the Board considered the probability of an IPO in the near term to be less likely and determined that the fair value of the Company’s common stock at April 24, 2014 was slightly lower than the midpoint of the December 31, 2013 valuation range.

June 30, 2014 Valuation

In accordance with the Practice Aid, the Company again determined it was appropriate to use the PWERM for purposes of the June 30, 2014 valuation. The Company identified the following scenarios for purposes of the PWERM:  (1) a near term IPO occurring at the end of October 2014, with a 65% probability weighting, (2) a medium term IPO occurring at the end of April 2015, with a 15% probability weighting, (3) a long term IPO occurring at the end of July 2015, with a 10% probability weighting, (4) a merger and acquisition occurring at the end of June 2016, with a 7.5% probability weighting and (5) a dissolution occurring at the end of December 2016, with a 2.5% probability weighting.  For each IPO scenario, the Company used a “high value” based on input from management and investment bankers’ preliminary value indications, with the “low value” based on the lower end of the investment bankers’ preliminary value indications. Given the Company had resumed its preparations for an IPO and was further progressed in its preparation for an IPO than at December 31, 2013, the Board increased the probability assumption of a near term IPO to 65% from 45%.  However, given the volatility of the IPO market, and the fact that the Company had not publicly filed its Form S-1 with the Commission at June 30, 2014, the Board did not believe a higher near term IPO probability was warranted. In addition, the Company applied a present value discount for each scenario of 25%, and a DLOM of 15%.

1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM

October 6, 2014

As part of this determination, the Board also considered internal and external value-generating events that occurred between December 31, 2013 and June 30, 2014.  Among these was the continued growth in the Company’s net sales in the six months ended June 30, 2014 compared with the six months ended June 30, 2013, as described in the Registration Statement.

As a result of the above analysis, the resulting range of fair value of the Company’s common stock as of June 30, 2014 was determined to be $4.45 per share to $5.19 per share.

July 22, 2014 Grant

After April 24, 2014, the Board granted options on July 22, 2014 to purchase 190,500 shares of common stock at an exercise price of $4.82 per share, which price the Board determined to be the fair value of the Company’s common stock as of the grant date.  This determination was based on consideration of the objective and subjective factors described in the Section, including the June 30, 2014 valuation. As part of this determination, the Board determined that no significant internal or external value-generating events had taken place since the June 30, 2014 valuation through July 22, 2014.

The Company has not granted any equity awards since July 22, 2014.

Preliminary IPO Price Range

The Company respectfully advises the Staff that the Company currently estimates, based in part on advice and input received from its underwriters, that the preliminary estimated IPO price to be included on the cover of the Company’s preliminary prospectus will be $[…***…] to $[…***…] per share (the “Preliminary IPO Price Range”).

Due to the recent volatility in the financial markets and the volatilities evident in the market for recent IPO issuers, the price range of the common stock may change. The Company hereby advises the Staff that it intends to file a pre-effective amendment to the Registration Statement with a preliminary prospectus that will include a bona fide estimated public offering price range prior to the distribution of any preliminary prospectus. While the Company expects to implement a reverse share split and reflect such split in the same amendment to the Registration Statement that includes the estimated preliminary price range, all per share numbers in this letter are pre-split, and therefore consistent with the Registration Statement.  On a post-split basis, this price range will be no more than $2.00, if the maximum price is $10.00 per share or less, or 20%, if the maximum price is greater than $10.00 per share.

***Confidential Treatment Requested

1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM

October 6, 2014

The Company notes that, as is typical in IPOs, the estimated price range for this offering is not being derived using a formal determination of fair value, but is being determined by negotiation between the Company and the underwriters. Among the factors that are being considered in setting this range are the following:

•                  an analysis of the typical valuation ranges seen in recent IPOs for companies in the medical  device industry;

•                  the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•                  an assumption that there would be a receptive public trading market for a commercial medical device company such as the Company; and

•                  an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Registration Statement.

The Company respectfully submits to the Staff that the increase in value between the most recent June 30, 2014 valuation report described above and the Preliminary IPO Price Range, is the result of these factors and the implications of the private company valuation methodologies.  Specifically, for purposes of the PWERM analysis, the June 30, 2014 valuation report reflected the potential for the scenarios of a near term IPO, a medium term IPO, a long term IPO, a merger and acquisition and a dilution.  In addition, while the June 30, 2014 valuation applied a 25% present value discount and a DLOM of 15%, the discounts appropriately took into consideration the continuing volatility of the biotechnology IPO market.  In contrast, the Preliminary IPO Price Range is a single outcome which necessarily assumes that the IPO has occurred and a public market for the Company’s common stock has been created.  As a result, unlike the valuation performed in connection with the Company’s option grants as a private company, the Preliminary IPO Price Range excludes any marketability or illiquidity discount for the Company’s common stock and takes into account that the IPO would provide significant additional cash proceeds to the Company to help fuel its growth and substantially strengthen the Company’s balance sheet.

Before applying the present value discount and the DLOM, the June 30, 2014 IPO equity value determination was $[…***…] per share to $[…***…] per share.  This range is […***…] the Preliminary IPO Price Range.

Finally, there are other factors that support the discount in the June 30, 2014 valuation determination, compared to the Preliminary IPO Price Range, including (i) the inherent uncertainty of completing a successful IPO, (ii) the possibility that the actual IPO price could be substantially lower than the Preliminary IPO Price Range recommended by the Company’s underwriters and (iii) the 180-day lock-up agreement to which the shares underlying the stock options will be subject following the IPO.

***Confidential Treatment Requested

1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM

October 6, 2014

Conclusion

The Company has historically determined the fair value of its common stock consistent with the guidance set forth in the Practice Guide, including, specifically, its use of OPM and PWERM, both of which are accepted valuation methods under the Practice Guide. The Company believes that the deemed per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants since June 30, 2013 and the Preliminary IPO Price Range are reasonable and appropriate for the reasons described herein.

*        *        *

Destruction of this Unredacted Letter Pursuant to Rule 418 Under the Act

We further request, pursuant to Rule 418 under the Act, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to me at (310) 883-6417.

Sincerely,

COOLEY LLP

/s/ C. Thomas Hopkins, Esq.

C. Thomas Hopkins, Esq.

cc:       Hani Zeini, Sientra, Inc.

Matthew Pigeon, Sientra, Inc.

Joel Smith, Esq., Sientra, Inc.

Charles J. Bair, Esq., Cooley LLP

Shayne Kennedy, Esq., Latham & Watkins LLP

1333 2ND STREET, SUITE 400, SANTA MONICA, CA 90401  T: (310) 883-6400  F: (310) 883-6500  WWW.COOLEY.COM